June 15, 2007

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

> **Re:** **Sybase, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 1, 2007**
> **Form 8-K Dated April 26, 2007**
> **File No. 001-16493**

Dear Mr. Chen:

We have reviewed your response letter dated June 6, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 1, 2007

Item 1. Business

Sales and Distribution, page 8

1. We note your response to comment 1 where you indicate that the Company does not directly operate in the Middle East but instead sells product and support services through two third party distributors in Israel and the United Arab Emirates. To the Company's knowledge, do these distributors sell your product

and services to any customers in the Middle East and if so, tell us in which countries they sell your products and services.

Note One: Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.   With regards to the information provided in your response to comment 3, please explain the following:

- We note that the list price for your technical support services approximates the midpoint of the range. We further note that your list prices reflect such factors as volume and partner discounts as well as various geographic price differences. Please tell us whether a separate analysis of VSOE is prepared for each geographic region. If not, tell us how you determine that 80% of your transactions are priced within +/- 15% of your list price (the midpoint range in your analysis) as it appears from your response that the list price varies from region to region.
- We note that the Company's analysis includes all renewal transactions above $100,000 in North America and $50,000 in most foreign jurisdictions (your "large dollar analysis"). We further note that the Company takes a sample of the small dollar transactions and extrapolates the results to the entire smaller dollar population for inclusion in your overall statistics. Tell us what percentage of the Company's technical support revenues are generated from large dollar transactions (as defined in your analysis) and what percentages are generated from small dollar transactions. Also, tell us what percentage of your small dollar transactions are included in the population used in your analysis.

3.   We note your response to comment 7 and your analysis pursuant to EITF 99-19 in determining that net revenue recognition is appropriate for your messaging services. With regards to the information provided, please explain the following:

- You indicate that the Company is not the primary obligor; however, it appears that your analysis was based on whether you were the primary obligor to the mobile phone user. Considering you contract with the mobile operator, tell us your consideration of the "primary obligor" criteria as it relates to your arrangement with your customer and not the mobile operator's customer.
- You indicate that the Company does not have any discretion in supplier selection as the mobile phone user selects the provider from which they purchase content. Does the Company not have discretion in selecting which content provider you choose to contract with and which company will provide content to your customer (the mobile operator)? If so, then please explain further why you do not believe the Company meets this criteria.

- You indicate that the Company does to have latitude in establishing prices charged to the mobile phone users, however, it is not clear how you considered what latitude you have, if any, in negotiating the fees you will receive from the mobile operators. Please explain
- You indicate that the Company does not assume credit risk as there is payment obligation to the content provider only to the extent that the Company receives payment from the carrier. Tell us if the content provider is a party to the contract between the Company and the mobile operators. Please confirm that if content is delivered to a mobile phone user and for arguments sake, the Company is never paid by the mobile operator, you have no obligation to reimburse the content provider for their services.
- We note that you recognize revenue net of the amount paid to the content provider. Please tell us what costs are included in costs of message revenues. Please provide a breakdown of such costs by the revenues to which they relate (content delivery, set-up fees, etc.) and quantify the revenues and applicable costs in your response.

Note Four: Goodwill and Other Purchased Intangibles, page 69

4. We note your response to comment 9 and we have the following additional comments:

- We note the breakdown provided of the estimated useful lives and net book value for the purchased technology and customer lists at December 31, 2006 and 2005. Please provide a similar breakdown of the gross carrying amounts of these intangible assets.
- We note that an independent third party valuation specialist determined the estimated useful lives for purchased technology. You further indicate that the Company's final estimate of the useful lives considered other factors such as replacement rate of technology, expected remaining life of existing technology, and historical experience. It appears that similar considerations are used in determining the useful lives for your internally developed software. Considering you use similar factors in determining the useful life for both internally developed software and purchased technology, please explain why the useful life of your internally developed software differs so significantly for the purchased technology.   Please describe the specific products included in your purchased technology that have a useful life of seven years and provide additional support to your conclusions that a seven year life was appropriate.
- Similarly, please provide additional support to your customer lists for which you determined a useful life of seven and ten years was appropriate.

Note Seven: Stockholders' Equity, page 72

5.   We note your response to comment 10 where you indicated that the value of FFI
        was determined to be $31 million and $30 million at December 31, 2001 and
        2002, respectively for a per share value of between $0.75 and $0.78. Similarly,
        you indicated that the value of iAS was $256 million at December 31, 2002
        resulting in per share value of $1.75 per share. Considering you granted options
        under each of these plans during fiscal 2004, please tell us what the values of
        these businesses were at the time of such grants and whether there was any
        intrinsic value in the options granted at $0.78 under the FFI Plan and at $2.51
        under the iAS Plan during this period.

Note Eight: Income Taxes, page 80

6.   We note your response to prior comment 11 where you indicate that a portion of
        the reserve for contingences relates to transfer pricing issues. Has the Company
        received any notifications from the IRS with regards to potential taxes due for
        transfer pricing matters? If so, please tell us the amount of such taxes and tell us
        whether considered including disclosures in your Form 10-K with regards to such
        issue.

                                        * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief